Exhibit 99.1

VANCOUVER, British Columbia, March 22, 2022 (GLOBE NEWSWIRE) – ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) (“ElectraMeccanica” or the "Company"), a designer and manufacturer of electric vehicles revolutionizing the urban driving experience, reported financial results for the fourth quarter and full year ended December 31, 2021, in conjunction with its Annual Report on Form 20-F filed today.

Recent Company Highlights

•Delivered a total of 93 SOLO EVs to customers and fleet and commercial customers since deliveries began in October 2021. Year-to-date for 2022, the Company has delivered a total of 32 SOLO EVs to reservation and fleet holders as of February 28, 2022.

•FY 2021 revenues increased 270% to $2.1 million on initial sales of SOLO EVs.

•Disclosed its new global corporate headquarters in Burnaby, British Columbia – part of the greater Vancouver area to support near-term growth plans.

•Disclosed that the Company’s new 235,000 square foot U.S. assembly and engineering technical center facility in Mesa, Arizona is on-track and scheduled to be commissioned in the summer of 2022.

Management Commentary

“The fourth quarter of 2021 was highlighted by our first deliveries of the commercial SOLO EV to reservation holders and fleet customers as we transitioned to a well-capitalized, high-quality automotive OEM,” said Kevin Pavlov, CEO of ElectraMeccanica. “To support our ramp up in production and overall, Company success, we have transitioned to a new global corporate headquarters in Burnaby, British Columbia, serving as the epicenter for our growth initiatives. Additionally, we remain on track to complete our new 235,000 square foot U.S.  Assembly and Engineering Technical Center in Mesa, Arizona in summer 2022. Looking ahead, we are readying our 2023 SOLO EV with validation testing at our new facility which will have the ability to produce up to 20,000 vehicles annually. Moving forward, we are committed to increasing sales and remain confident in our ability to expand into a scaled production enterprise with the infrastructure, balance sheet and world-class team in place to achieve our mission. I look forward to providing additional updates in the months to come on our successes.”

Full Year 2021 Financial Summary (All amounts reported in USD)

•Total revenue in 2021 was $2.1 million, compared to $569,000 in 2020. The increase in revenue was primarily attributable to initial sales beginning in October 2021 of the Company’s flagship vehicle, the SOLO EV.

•General and administrative expenses in 2021 were $31.1 million, compared to $15.8 million in 2020. The increase in G&A expenses was primarily due to increased rent related to the opening of retail locations and the Company’s Mesa, Arizona, office, consulting services related to the Mesa assembly facility, office expenses as a result of the Company’s Enterprise Resource Planning system and salary expenses related to a severance payment in addition to a number of new employees.

•Research and development expenses in 2021 were $17.1 million, compared to $8.7 million in 2020. Research and development costs relate to the electric vehicle segment as the Company continues product development of its SOLO, Tofino and e-Roadster.

•Sales and marketing expenses in 2021 increased to $10,413,748, compared to $2,635,134 in 2020. The Company has begun the commercial production of our flagship vehicle, the SOLO, and the Company increased its sales and marketing efforts by developing brand assets, increasing presence in social media, opening retail kiosks and rapidly growing its sales team.

•Operating loss in 2021 was $60.8 million, compared to $27.2 million in 2020. The increase in operating loss was primarily due to increases in G&A, R&D and sales and marketing expenses.

•Net loss in 2021 was $41.3 million, compared to $63.1 million in 2020.

•Cash used in operations in 2021 was $60.4 million, compared to $22.5 million in 2020.

Bal Bhullar, ElectraMeccanica’s CFO, added, “Revenues from our initial commercial production of our SOLO deliveries were recognized in the fourth quarter, leading to over $1.5 million in sales for the quarter. We expect sales to continue to increase throughout 2022, with expanding opportunity on the horizon as we ramp production and complete the buildout of our U.S. base of operations in Mesa, Arizona. We enter 2022 with $222 million in cash and cash equivalents on our balance sheet to carry us forward as we scale production, deliver SOLOs to reservation holders and build long-term value for our shareholders.”

About ElectraMeccanica Vehicles Corp.

ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. The SOLO has a range of 100 miles and a top speed of 80 mph, making it safe for highways. The SOLO also features front and rear crumple zones, side impact protection, roll bar, torque-limiting control as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system.

It blends a modern look with safety features at an accessible price point of $18,500 for the consumer model and $24,500 for the delivery-oriented SOLO Cargo model, which features an expanded cargo box to accommodate a wide variety of fleet and commercial applications. The SOLO is currently available for order here. For more information, please visit www.electrameccanica.com.About ElectraMeccanica Vehicles Corp.

ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. The SOLO has a range of 100 miles and a top speed of 80 mph, making it safe for highways. The SOLO also features front and rear crumple zones, side impact protection, roll bar, torque-limiting control as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system.

It blends a modern look with safety features at an accessible price point of $18,500 for the consumer model and $24,500 for the delivery-oriented SOLO Cargo model, which features an expanded cargo box to accommodate a wide variety of fleet and commercial applications. The SOLO is currently available for order here. For more information, please visit www.electrameccanica.com.

Safe Harbor Statements

Except for the statements of historical fact contained herein, the information presented in this news release constitutes “forward-looking statements” as such term is used in applicable United States and Canadian securities laws. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”, “plans”, “may”, “will”, or their negatives or other comparable words) are not statements of historical fact and should be viewed as “forward-looking statements”. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the prices of other electric vehicles, costs associated with manufacturing vehicles, the availability of capital to fund business plans and the resulting dilution caused by the raising of capital through the sale of shares, changes in the electric vehicle market, changes in government regulation, developments in alternative technologies, inexperience in servicing electric vehicles, labour disputes and other risks of the electric vehicle industry including, without limitation, those associated with the delays in obtaining governmental approvals and/or certifications. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable law. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the United States Securities and Exchange Commission (the “SEC”) (available at www.sec.gov) and with Canadian securities administrators (available at www.sedar.com). Although the Company believes that the beliefs, plans, expectations and intentions contained in this news release are reasonable, there can be no assurance those beliefs, plans, expectations or intentions will prove to be accurate. Investors should consider all of the information set forth herein and should also refer to the risk factors disclosed in the Company’s periodic reports filed from time-to-time with the SEC. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investor Relations Contact

MZ Group

(949) 259-4987

SOLO@mzgroup.us

Public Relations Contact

Amy Pandya

R&CPMK

(310) 967-3418

amy.pandya@rogersandcowanpmk.com